Exhibit 4.3

Anheuser-Busch InBev SA/NV

Amended and Restated Base Restricted Stock Units Plan

Relating to Shares of Anheuser-Busch InBev

1	Definitions

When used in this document, the following terms shall have the meaning ascribed to them as indicated below, unless expressly indicated otherwise:

AB InBev	Anheuser-Busch InBev NV/SA with its registered office at Grand Place 1, B-1000 Brussels, Belgium, VAT BE 0417.497.106 RPM/RPR Brussels;

Acceptance Form	the form in which the Participant confirms, among other things, his/her acceptance of the Offer of AB InBev and the Restricted Stock Units;

Base Plan	this Base Restricted Stock Units Plan

Board of Directors	the board of directors of AB InBev;

Closed Period	any period defined as such in the Code of Dealing;

Code of Business Conduct	The AB InBev Code of Business Conduct, as amended from time to time;

Code of Dealing	the AB InBev Dealing Code, as amended from time to time;

Committee	the Remuneration Committee of AB InBev;

Confirmation Period	the period during which a Participant must return the completed Acceptance Form to AB InBev, as indicated in the Offer Letter;

Data Controller	the natural or legal person, public authority, agency or other body which, alone or jointly with others, determines the purposes and means of the processing of Personal Data; for the processing of Personal Data in the context of the setting-up and management of the Plan and the Option and Share register in electronic form, the Data Controller is Anheuser-Busch InBev;

Data Processor	any third party designated by the Data Controller to process Personal Data on behalf of the Data Controller in accordance with Clause 14 for the implementation, administration and management of the Plan and the Share register and RSU register in electronic form;

Data Protection Law	any and all local, national and international data protection/privacy laws and regulations, as may be amended, such as the GDPR and supplementing national law provisions that apply to the processing of Personal Data as covered in or in relation to the Plan;

1

Dismissal	termination of employment by AB InBev or its subsidiaries;

Dismissal for Serious Cause	termination of employment for serious cause (as determined by the Chief People Officer of AB InBev (or other designee of the Chief People Officer of AB InBev) or, if applicable, as defined in relevant local law) by AB InBev or its subsidiaries;

Divestiture	a situation whereby the Participant’s employer is no longer a subsidiary of AB InBev following a divestiture through the sale of shares in the said AB InBev subsidiary or otherwise;

GDPR	Regulation 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation);

Global Ethics and Compliance Committee	the global ethics and compliance committee of AB InBev (or any successor of such committee);

Grant Date	has the meaning given to it in the Offer Letter;

HR Information System	SAP, Sharp, Workdays or any successor system hereof;

LTI Website	the internet website referred to in the Offer Letter (and any successor thereof) through which a Participant can monitor his/her portfolio of Restricted Stock Units;

Material Adverse Decision	Any decision, judgment, settlement or other act adopted by an administrative authority, court or tribunal that has a direct or indirect significant negative financial, reputational or commercial impact on AB InBev, as determined by the Global Ethics and Compliance Committee;

Material Breach	Any violation of the Code of Business Conduct of AB InBev that has a direct or indirect significant negative financial, reputational or commercial impact on the Company, as determined by the Global Ethics and Compliance Committee;

Offer	the offer of Restricted Stock Units by AB InBev to the Participant as set out in the Offer Letter;

Offer Letter	the letter (which can take the form of an email or other means of communication in writing) whereby AB InBev communicates the details of the Offer of Restricted Stock Units made to a Participant under the Plan, together with the Acceptance Form;

2

Outsourcing	a situation whereby (i) a Participant is dismissed by AB InBev or a subsidiary of AB InBev in the framework of a collective dismissal (in the meaning of the Belgian Law of 13 February 1998 or its equivalent in the jurisdiction of the Participant) and is re-employed, together with the other persons who have been likewise dismissed, by a third-party company which is not an affiliate of AB InBev and which provides services to AB InBev; or (ii) a Participant is transferred by AB InBev or a subsidiary of AB InBev in the framework of the Belgian Collective Bargaining Agreement No 32bis of 7 June 1985 (or its equivalent in the jurisdiction of the Participant) to a third-party company which is not an affiliate of AB InBev and which provides services to AB InBev;

Participant	an employee of AB InBev or its subsidiaries and who received an Offer Letter, or any Successor to whom Restricted Stock Units have been transferred in accordance with these terms and conditions;

Personal Data	each item of information relating to an identified or identifiable Participant defined as personal data pursuant to Data Protection Law;

Plan	the Base Plan, together with the applicable Sub-Plan administered thereunder;

Resignation	the termination by a Participant of employment with AB InBev or its subsidiaries;

RSU or Restricted Stock Unit	the right to receive from AB InBev a number of existing Shares in accordance with these terms and conditions and the Offer Letter;

SEC	the US Securities and Exchange Commission;

Share	an ordinary share of AB InBev (ISIN: BE0974293251);

Sub-Plan	any sub-plan that may be administered by AB InBev from time to time pursuant to the Base Plan;

Successor	the successor of a Participant as determined under the applicable law of succession and/or the persons designated by a Participant, in accordance with the applicable law of succession, to inherit the rights of the Participant under the Plan after the death of the Participant;

Vesting Date	has the meaning given to it in the Offer Letter;

Vesting Period	the period running from the Grant Date to the Vesting Date (inclusive).

3

2	Approval of the Plan documentation

The Plan forms part of an agreement between the Participant and AB InBev. By returning their completed Acceptance Form, Participants unconditionally agree to be bound by the contents of this document, the applicable Sub-Plan, the Offer Letter and the Acceptance Form. The provisions of the applicable Sub-Plan shall govern and prevail in the event of any conflict with the terms and conditions of the Base Plan.

A Participant who fails to return the completed Acceptance Form before the expiry of the Confirmation Period will be deemed to have refused the Offer and the Restricted Stock Units.

3	Nature and characteristics of the Restricted Stock Units

3.1	Vesting

The Restricted Stock Units are subject to a Vesting Period as further described in the Offer Letter. The vesting of the Restricted Stock Units may also be subject to the achievement of certain performance conditions or other vesting conditions, as set out in the applicable Sub-Plan and/or Offer Letter.

On or shortly after the Vesting Date, AB InBev will deliver one Share per Restricted Stock Unit held by the Participant (or such other number of Shares as may be specified in the Offer Letter), subject to the provisions of these terms and conditions and the applicable Sub-Plan or Offer Letter. Unless explicitly set forth otherwise in these terms and conditions, Restricted Stock Units do not confer any shareholder’s rights.

3.2	Dividend protection

Restricted Stock Units entitle their holder to a dividend equivalent during the Vesting Period, which represents an amount equal to the gross dividend paid by AB InBev on the Shares underlying the Restricted Stock Units. Except as otherwise set forth in the applicable Sub-Plan or Offer Letter, the dividend equivalent will be granted to the Participants on or shortly before the Vesting Date of the Restricted Stock Units, in the form of additional Restricted Stock Units with the same vesting conditions, including the same Vesting Date, and governed by the same terms and conditions as the original Restricted Stock Units.

The number of additional Restricted Stock Units to which a Participant is entitled upon payment of dividends will be capitalised on a yearly basis up until the Vesting Date of the Restricted Stock Units.

The number of additional Restricted Stock Units to which a Participant is entitled upon payment of dividends on the Shares underlying the Restricted Stock Units will be calculated by AB InBev. The number of additional Restricted Stock Units will be equal to the sum of each gross dividend divided by the closing share price on Euronext Brussels of the AB InBev Share on each relevant dividend payment date and multiplied by the number of compounded Restricted Stock Units that the Participant holds on the Vesting Date. Such final result will be rounded down to the closest unit.

3.3	Transferability

Except for transfers as a result of death (see Clause 6.3 below), Restricted Stock Units may not be transferred or encumbered with any security, pledge or other right, or otherwise pass to any third party.

4

4	Nature and characteristics of the underlying Shares

4.1	General

The Shares to be delivered to the holders of Restricted Stock Units upon vesting of the Restricted Stock Units are existing ordinary Shares of AB InBev with all rights and benefits generally attached to such Shares. AB InBev will, at its discretion, deliver Shares in dematerialised (electronic or book-entry) form or in registered form.

4.2	Dividends

The Shares delivered upon vesting of the Restricted Stock Units give the right to the dividends paid on such Shares decided by AB InBev after the Vesting Date.

4.3	Transferability

Unless agreed otherwise between the Participant and AB InBev, the Shares delivered upon vesting of the Restricted Stock Units are not subject to any transfer restrictions under the rules of the Plan.

5	Expenses and taxes

All costs related to the attribution of the Restricted Stock Units, the attribution of the additional Restricted Stock Units referred to in Clause 3.2 above and the delivery of the underlying Shares will be borne by AB InBev, except taxes on stock exchange transactions and income and social security taxes on the income received by the Participants in connection with the delivery or the ownership of the Restricted Stock Units and with the delivery of the underlying Shares. AB InBev may withhold from any payment or delivery of Shares any income or social security taxes that are required to be withheld under any applicable law, rule or regulation.

6	Expiry of the Restricted Stock Units before the Vesting Date and situation upon termination of employment

6.1	Malus adjustment

When conduct that occurred in the period during which the Participant is or was responsible for such conduct contributes to a Material Adverse Decision or a Material Breach of our Code of Business Conduct before the Vesting Date the Restricted Stock Units held by such Participant under this Plan will automatically expire and become null and void.

6.2	Termination of employment

The applicable Sub-Plan shall specify any rules with respect to the expiration of Restricted Stock Units that may apply in the event of termination of employment of a Participant before the Vesting Date (including, but not limited to, any rules that may apply in the event of a Dismissal, Dismissal for Serious Cause or Resignation).

6.3	Death or termination of employment following permanent disability

Notwithstanding Clause 6.2 above, in the case of death of a Participant or termination of employment following permanent disability of a Participant before the Vesting Date:

5

6.3.1

the Vesting Period referred to in Clause 2.1 will automatically expire and all Restricted Stock Units will automatically vest (with the achievement of any performance conditions determined in accordance with the applicable Sub-Plan or Offer Letter) provided that, in the case of permanent disability and if so requested by Anheuser-Busch InBev, the Participant enters into a non-competition agreement. The modalities of the non-competition agreement will be agreed upon after employment has ended. The Shares to be delivered upon vesting of these Restricted Stock Units will be delivered to the relevant Participant’s Successors (if applicable) shortly after the Participant’s death or to the Participant shortly after the termination of the Participant’s employment following permanent disability.

Except as provided in Clause 6.4 below, the notion of “permanent disability” is to be defined by reference to the law governing the employment in the relevant jurisdiction of the Participant

6.4	Notwithstanding Clause 6.3 above, for Participants subject to taxation in the United States, “permanent disability” shall mean at least one of the following:

6.4.1

the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months;

6.4.2

the Participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Participant’s AB InBev employer; or

6.4.3	the Participant is determined to be totally disabled by the Social Security Administration.

6.5

In deviation from Clause 6.3 above, in the case of termination of employment of a Participant who is subject to taxation in the United States before the Vesting Date following permanent disability that does not meet the definition of “permanent disability” under Clause 6.4 above, the Restricted Stock Units will remain in full force and effect and will vest on the Vesting Date.

6.6	Leave of Absence

A Participant who is, as of the Grant Date, or following the Grant Date commences, on a Leave of Absence shall be deemed to remain employed by AB InBev and its subsidiaries unless the Leave of Absence extends beyond the second anniversary of the date on which the Leave of Absence commenced, in which event the Participant will be deemed to have resigned, in the meaning of Section 6 of the Base Plan and for the application of the Plan only, on and as of the Leave of Absence expiration date.

7	Administration of the Plan

7.1	Delegation to the Committee

The Board of Directors may delegate part or all powers under the Plan to the Committee. In the case of a delegation of powers, the Committee shall: (i) be responsible for the general administration of the Plan in accordance with the provisions thereof, under the supervision of the Board of Directors; and (ii) be authorised to establish rules for the administration, interpretation and application of the Plan and, if necessary, to interpret, amend (as provided for in Clause 12) and cancel these rules, in compliance with these terms and conditions.

6

In the case of a delegation of powers, the Board of Directors will retain full authority to exercise all the rights and obligations of the Committee under the Plan at any time whatsoever, or to delegate them to another committee constituted by the Board of Directors.

7.2	(Sub-)delegation to any third party

The Board of Directors and the Committee may (sub-)delegate certain well-specified powers to any third party they deem appropriate.

In the case of a (sub-)delegation of powers, the Board of Directors and the Committee will retain full authority to exercise all the rights and obligations so delegated.

8	Amendment to the capital structure and anti-dilution measures

AB InBev expressly reserves the right to proceed with corporate changes that have an impact on its capital, such as capital increases, including by incorporation of reserves in the capital, capital decreases, issuance of convertible bonds, subscription rights or options, stock splits or reverse stock splits, combinations or reclassifications of the Shares, mergers, (partial) demergers, as well as the right to amend the clauses in the articles of association governing the allocation of profits or liquidation boni.

In the event that such corporate changes would have an unfavourable effect on the Restricted Stock Units, the number of Restricted Stock Units and/or the number of Shares to which the Restricted Stock Units give rights will be adjusted for the purpose of safeguarding the interests of the holders of Restricted Stock Units, in the manner determined at the sole discretion of the Board of Directors, subject to any required action by the Shareholders’ Meeting of AB InBev. The terms of such adjustment will be communicated to the Participants in due time.

In the event that AB InBev would be merged into another company, the rights and obligations of AB InBev under the Plan will automatically be transferred to the absorbing company and the Restricted Stock Units will no longer give the Participants the right to Shares but instead the right to shares of the absorbing company, subject to applicable law and to any applicable corporate approval. The number of shares of the absorbing company to which each Restricted Stock Units will give right will be determined at the sole discretion of the Board of Directors and/or the board of directors of the absorbing company and will be communicated to the Participants in due time.

9	Electronic register, electronic evidence and electronic delivery

9.1	Electronic Share and RSU register

The Shares and Restricted Stock Units will be recorded in a register, which may be in electronic form and the maintenance of which may be delegated by AB InBev to a third party.

9.2	Electronic evidence

Electronic approvals, instructions, orders, statements and communications between a Participant, AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan will have the same legal status as written approvals, instructions, orders, statements and communications. The written recording or the written reproduction of electronic approvals, instructions, orders, statements and communications received by AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan, will constitute conclusive evidence between the Participant, AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan, unless evidence to the contrary is provided by the Participant.

7

9.3	Consent to electronic delivery

As a condition to receiving the Restricted Stock Units, each Participant consents to delivery of all subsequent information relating to the Restricted Stock Units by electronic means, including e-mails to the Participants and postings on AB InBev’s website or intranet. Such information may include, amongst others, financial information concerning AB InBev. In order to access such information, Participants will be required to access AB InBev’s e-mail system, website and/or intranet. By returning the Acceptance Form, Participants are deemed to acknowledge that they have such access to the e-mail system of AB InBev, to AB InBev’s website and intranet and ordinarily use them in the ordinary course of their employment. Participants may obtain paper copies of any such information by submitting a request to receive paper copies to their respective People Department.

10	Matrimonial regime

In the event that the matrimonial regimes of Participants confer ownership or other rights on their spouses with respect to the Restricted Stock Units, those Participants undertake that their spouses shall appoint them as their sole representatives for all matters arising in relation to the Restricted Stock Units.

11	Death

In the event of a Participant’s death, any Successor acquiring the Restricted Stock Units shall inform AB InBev of the Participant’s death as soon as possible and at the latest one month from the date of death.

12	Modification of the terms and conditions

The Board of Directors may unilaterally modify at any time the practical and/or accessory modalities of the terms and conditions. It may also unilaterally modify the terms and conditions when such modifications are required to comply with any change in legislation.

13	Nature of the Plan

Notwithstanding any provisions to the contrary included in the terms and conditions, the Offer Letter, the Acceptance Form or any other document relating to the Plan:

13.1

the grant of Shares and/or Restricted Stock Units to the Participant in the framework of the Plan is unrelated to his/her occupational pension rights or pension claims, so that this grant cannot affect these occupational pension rights and claims;

13.2

the Plan, the terms and conditions, the Offer Letter, the Acceptance Form or any other document relating to the Plan do not confer upon the Participant any right to continued employment for any period of specific duration or interfere with or otherwise restrict in any way the rights of AB InBev or its subsidiaries to terminate the Participant’s employment according to the applicable regulations in respect of termination thereof;

13.3	the grant of Restricted Stock Units cannot be considered as a right acquired for the future.

8

14	Privacy and processing of Personal Data

To enable the proper set-up and management of the Plan and the RSU register, Personal Data about each Participant will need to be collected and used. This Section 14 sets out the obligations of Anheuser-Busch InBev and the rights of Participants regarding any such collection and use, and provides the legally required information in this respect.

14.1	Identity of the person responsible for your Personal Data

Anheuser-Busch InBev is the so-called “Data Controller”, which is responsible for the collection and processing of Personal Data as is necessary for the setting-up and management of the Plan and the RSU register of Anheuser-Busch InBev in electronic form.

14.2	Why and how Personal Data is collected and used

The Personal Data will either be collected via the LTI Website or extracted from Anheuser-Busch InBev’s HR Information System (or any successor system thereof)1. It will be used exclusively for the purposes of the administration of the Plan and the maintenance of the RSU register of Anheuser-Busch InBev in electronic form.

The Data Controller and any Data Processor will collect and process the Participants’ Personal Data in accordance with the Data Protection Law.

14.3	Nature of the Personal Data

The following Personal Data relating to the Participants will be collected and used:

(i)	their contact details (e.g. names*, private/professional* (email) addresses/phone numbers);

(i)	electronic identification data;

(ii)	personal characteristics (i.e. date of birth*);

(iii)	financial data (e.g. details regarding bank account);

(iv)	details of all rights and other entitlement to Restricted Stock Units awarded, cancelled, vested, unvested or outstanding.

Generally, the processing of the above Personal Data is necessary for the setting-up and management of the Plan and Share register and the Participants are required to provide their Personal Data, except in limited instances when the Data Controller indicates that certain information is voluntary. If the Participant refuses to provide his/her Personal Data, the Data Controller may be unable to manage participation of the Participant in the Plan.

14.4	Other persons having access to the Personal Data and purpose thereof

The Data Controller can transfer the Personal Data to the following categories of recipients:

(i)	the provider of the LTI Website acting as Data Processor;

(ii)	the employer of the Participant for the above purposes;

(iii)	payroll operators acting as Data Processors;

(iv)	regulatory authorities for the purposes of complying with legal obligations in connection with the Plan; and

[1]	In this case, the Personal Data which are not directly collected from you are identified with an asterisk (*) below.

9

(v)	any member of the Anheuser-Busch InBev group.

Such recipients may be located in jurisdictions outside the European Economic Area (“EEA”) that may not provide an adequate level of personal data protection. In order to ensure an adequate level of protection for data transfers to such countries, the Data Controller provides appropriate safeguards by way of entering into Standard Contractual Clauses (2010/87/EU and/or 2004/915/EC) or other adequate means (such as binding corporate rules).

The Participant may request a copy of, or information about, the appropriate safeguards provided for the transfers, by contacting the Anheuser-Busch InBev Compliance Team through globalcompliance@ab-inbev.com.

14.5	Legal basis allowing Anheuser-Busch InBev to collect and use Personal Data

The processing and sharing of the Participant’s Personal Data for the purposes set out in Section 14.2 is justified on the following legal bases: (i) the processing is necessary for the performance of a contract to which the Participant is a party or in order to take steps at the request of the Participant prior to entering into such contract, (ii) the processing is necessary to comply with a legal obligation to which the Data Controller is subject, or (iii) the processing is necessary for the purposes of the legitimate interests pursued by the Data Controller or by a third party, which are not overridden by the interests or fundamental rights and freedoms of the Participant, it being noted that such legitimate interests include implementing and offering Anheuser-Busch InBev Plan and setting-up an Option and Share register.

14.6	Rights of the Participants

In the conditions set forth under applicable Data Protection Law, the Participant can exercise his/her right to request access to and rectification or erasure of his/her Personal Data or restriction of processing concerning the Participant or to object to processing as well as the right to data portability by sending a written request to globalcompliance@ab-inbev.com.

Finally, if Participants have questions or complaints about how Anheuser-Busch InBev processes their Personal Data, they may contact the Anheuser-Busch InBev Compliance Team through globalcompliance@ab-inbev.com. The Participants may also contact Anheuser-Busch InBev’s appointed data protection officer, First Privacy GmbH, at: e-mail: abi-team@firstprivacy.com ; phone: +49 421 69663282. They also have the right to make a complaint to the competent supervisory authority.

14.7	Storage period of the Personal Data

In general, Personal Data will be stored for a period of five (5) years after the termination of the Plan.

15	Severability

If any provision in this document is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, that provision will be deemed not to form part of this document, and the legality, validity or enforceability of the remainder of this document will not be affected.

16	Applicable law

The Restricted Stock Units and these terms and conditions are governed by Belgian law.

10